Filed Pursuant to Rule 424(b)(1)
Registration No. 333-177964

PROSPECTUS SUPPLEMENT

to Prospectus Dated December 9, 2011

1,122,565 Shares

OYO Geospace Corporation

Common Stock

This prospectus relates to the offer and sale of 1,122,565 shares of common stock, $.01 par value, of OYO Geospace Corporation by the selling stockholder named in the “Selling Stockholder” section of this prospectus. We will not receive any proceeds from the sale of any shares covered by this prospectus.

Our common stock is quoted on the NASDAQ Global Market (NASDAQ) under the symbol “OYOG”. On February 14, 2012, the last reported sale price of our common stock on NASDAQ was $101.65.

Before investing in our common stock, you should carefully review and consider the information under the heading “Risk Factors” beginning on page S-8 of this prospectus.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$95.00	$106,643,675.00
Underwriting discounts	$4.75	$5,332,183.75
Proceeds, before expenses, to OYO Corporation U.S.A.	$90.25	$101,311,491.25

To the extent that the underwriters sell more than 1,122,565 shares of our common stock, the underwriters may purchase up to an additional 168,385 shares of our common stock from OYO Corporation U.S.A., at the initial price to public, less the underwriting discount, within 30 days from the date of this prospectus supplement.

The underwriters expect to deliver the shares on or about February 22, 2012.

Joint Book-Running Managers

Goldman, Sachs & Co.	Credit Suisse

Co-Managers

Global Hunter Securities	Pritchard Capital Partners, LLC	Simmons & Company International

Prospectus Supplement dated February 15, 2012

ABOUT THIS PROSPECTUS

This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of and other information relating to this offering. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus”, we are referring to both parts combined. If information varies between the prospectus supplement and the accompanying base prospectus, you should rely on the information in the prospectus supplement.

No other person has been authorized to give any information or to represent anything not contained in this prospectus supplement and the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate only as of the date of this prospectus supplement or the accompanying prospectus, as the case may be, and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. You should review carefully all of the detailed information appearing in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference before making any investment decision.

S-i

SUMMARY

This summary highlights selected information about us and this offering by the selling stockholder contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. This summary is not complete and may not contain all of the information that is important to you or that you should consider before investing in our common stock. We encourage you to read this entire prospectus supplement and the accompanying prospectus carefully, including the information under the caption “Risk Factors,” the information we incorporate by reference, including our consolidated financial statements and related notes, and the documents to which we refer you in their entirety.

As used in this prospectus supplement, the terms “OYO Geospace,” “the company,” “we,” “our,” “ours” and “us” refer to OYO Geospace Corporation and its consolidated subsidiaries, except where the context otherwise requires or as otherwise indicated.

Unless otherwise indicated, this prospectus supplement assumes that the underwriters’ option to purchase additional shares will not be exercised.

Our Company

We design and manufacture instruments and equipment used in the acquisition and processing of seismic data as well as in the characterization and monitoring of producing oil and gas reservoirs. We have been in the seismic instruments and equipment business since 1980 and market our products primarily to the oil and gas industry. We also design, manufacture and distribute thermal imaging equipment and thermal media products targeted at the screen print, point of sale, signage and textile market sectors.

Seismic Products

The seismic products segment of our business accounts for a majority of our sales. Geoscientists use seismic data primarily in connection with the exploration, development and production of oil and gas reserves to map potential and known hydrocarbon bearing formations and the geologic structures that surround them.

Traditional Seismic Exploration Products. A seismic energy source and a seismic data recording system are combined to acquire seismic data. We provide many of the components of seismic data recording systems, including geophones, hydrophones, multi-component sensors, seismic leader wire, geophone strings, connectors, seismic telemetry cables and other seismic related products. On land, our customers use our data acquisition systems, geophones, leader wire, cables and connectors to receive and measure seismic reflections resulting from an energy source to data recording units, which store information for processing and analysis. In the marine environment, large ocean-going vessels tow long seismic cables known as “streamers” containing hydrophones which are used to detect pressure changes. Hydrophones transmit electrical impulses back to the vessel’s data recording unit where the seismic data is stored for subsequent processing and analysis. Our marine seismic products help steer streamers while being towed and help recover streamers if they become disconnected from the vessel. Our seismic sensor, cable and connector products are compatible with most major competitive seismic data acquisition systems currently in use, and sales of these products result primarily from seismic contractors purchasing our products as components of new seismic data acquisition systems or to repair and replace components of seismic data acquisition systems already in use.

Our wholly-owned subsidiary in the Russian Federation manufactures international standard geophones, sensors, seismic leader wire, seismic telemetry cables and related seismic products for customers in the Russian Federation and other international seismic marketplaces. For a discussion of risks relating to operating in foreign locations see “Risk Factors—Our Foreign Subsidiaries and Foreign Marketing Efforts Face Additional Risks and Difficulties.”

Wireless Seismic Exploration Products. During fiscal year 2008, we announced the development of a land-based wireless (or nodal) seismic data acquisition system. Each wireless station operates independently and therefore can be deployed in virtually unlimited channel configurations. Rather than utilizing interconnecting cables as required by most traditional land data acquisition systems, each wireless station operates as an independent data collection system. As a result, our wireless system requires less maintenance, which we believe allows our customers to operate more effectively and efficiently because of its reduced environmental impact, lower weight and ease of operation. Our wireless system is designed into configurations ranging from one to four channels per station. Since its introduction and through January 31, 2012, we had sold approximately 111,000 channels of our land-based nodal acquisition system. As of January 31, 2012, we had approximately 50,000 additional channels available for rent by our customers. We may increase our rental fleet from time to time in response to customer demand.

In October 2009, we introduced a marine-based nodal data acquisition system. Similar to our land nodal system, the marine nodal system can be deployed in virtually unlimited channel configurations and does not require interconnecting cables between each station. Our deepwater versions of this nodal system can be deployed in depths of up to 3,000 meters.

Seismic Reservoir Products. We have developed permanently installed high-definition reservoir characterization products for ocean-bottom applications in producing oil and gas fields. We also produce a retrievable version of this ocean-bottom system for use on fields where permanently installed systems are not appropriate or economical. Seismic surveys repeated over selected time intervals show dynamic changes within the reservoir and can be used to monitor the effects of production. Utilizing these tools, producers can enhance the recovery of oil and gas deposits over the life of a reservoir.

In addition, we produce seismic borehole acquisition systems which employ a fiber optic augmented wireline capable of very high data transmission rates. These systems are used for several reservoir characterization applications, including an application pioneered by us allowing operators and service companies to monitor and measure the results of fracturing operations.

Industrial Products. Our products continue to develop and expand beyond seismic applications through the utilization of our existing engineering experience and manufacturing capabilities. We design and manufacture power and communication transmission cable products for offshore applications and market these products to the offshore oil and gas and offshore construction industries. These products include a variety of specialized cables, primarily used in deepwater applications, such as remotely operated vehicle (“ROV”) tethers, umbilicals and electrical control cables. These products also include specially designed and manufactured cables, including armored cables, engineered to withstand harsh offshore operating environments.

In addition, we design and manufacture industrial sensors for the vibration monitoring, security and earthquake detection markets. We also design and manufacture other specialty cable and connector products, such as those used in connection with global positioning products and water meter applications.

Thermal Solutions Products

Our thermal solutions product technologies were originally developed for seismic data processing applications. In 1995, we modified this technology for application in other markets. Our thermal printers include both thermal imagesetters for graphics applications and thermal plotters for seismic applications. In addition, our thermal solutions products include direct-to-screen systems, thermal printheads, dry thermal film, thermal transfer ribbons and other thermal media. Our thermal imaging solutions produce images ranging in size from 12 to 54 inches wide and in resolution from 400 to 1,200 dots per inch. We market our thermal imaging solutions to a variety of industries, including the screen printing, point-of-sale, signage, flexographic and textile markets. We also continue to sell these products to our seismic customers.

The quality of thermal imaging is determined primarily by the interrelationship between a thermal printhead and the thermal media, be it film, ribbon, or any other media. We manufacture thermal printheads and thermal film, which we believe will enable us to more effectively match the characteristics of our thermal printers to thermal film, thereby improving print quality, and make us more competitive in markets for these products.

We also distribute private label high-quality dry thermal media for use in our thermal printers and direct-to-screen systems. In addition, we are continuously engaged in efforts to develop new lines of dry thermal film and ribbon in order to improve the image quality of our media for use with our printheads. In order to achieve more than marginal growth in our thermal solutions product business in future periods, we believe that it is important to continue our concentration of efforts on both our printhead and media improvements.

Seismic Industry Conditions

Overall demand for geophysical technologies is generally dependent on the level of expenditures by oil and gas companies for exploration, production, development and field management activities, which, in turn, depends in part on present and expected future oil and gas prices. Beginning in fiscal year 2010 and continuing through fiscal year 2011 customer demand increased in most product categories. Despite signs of economic recovery in 2010 and 2011, sovereign debt issues in Europe and slower economic growth in the United States and China have renewed the uncertainty of the global economic recovery and may, in turn, cause energy commodity prices to decline, which would negatively impact demand for our products.

Competitive Strengths

Technological Leadership. Our engineering department consists of 57 highly experienced professionals with an average of 24 years of experience and a long history of successful product development. Our engineers possess specialized skills in areas such as analog and digital circuitry, software and firmware development, mechanical packaging and systems integration. To ensure we deliver products that meet our customers’ specialized needs, our engineering staff works closely with our customers’ research, operations and engineering personnel. Our engineers have pioneered new products such as deepwater reservoir monitoring systems, high bandwidth seismic borehole tools, fracturing monitoring systems and land-based and marine-based wireless seismic data acquisition systems. Our sensor, cable and electronic design teams have experience working with products designed for high-temperature and high-pressure environments, such as deepwater and borehole applications. Design of these products, which include sensors, cables, connectors and complex data acquisition systems, requires our various engineering teams to work together to produce integrated products.

Manufacturing Excellence. We maintain a specialized, vertically integrated manufacturing process and possess significant manufacturing expertise that enables us to cost-effectively produce highly engineered seismic and thermal solutions products. We believe this vertical integration of different manufacturing processes provides us with a competitive advantage. Our integrated manufacturing departments include a machining center, a molding group, wire extrusion and cable shops, mechanical and electrical assembly departments, a sensor assembly group and a cleanroom for printhead production. Coordination among these groups enables us to produce highly engineered components and systems, limit third party outsourcing, improve product delivery times and enhance product quality.

Industry Knowledge and Customer Collaboration. Our key managers, engineers, sales personnel and manufacturing personnel have been employed by us for many years. They have developed a great deal of knowledge about the markets, technologies and customers in our industries, which we believe is a significant competitive advantage. The successful development of our seismic reservoir characterization systems and other products required years of close cooperation between our research and development team and our customers. This type of collaboration provides us with insights into the challenges being faced by our customers and helps us to develop innovative solutions.

Business Strategies

Exploit Market Leadership for Seismic Exploration and Seismic Reservoir Products. We pioneered the design and development of seismic data acquisition systems for use as permanent offshore monitoring systems and as borehole systems for monitoring fracturing and other operations. In fiscal year 2008, we developed a land-based wireless (or nodal) data acquisition system and adapted that product for the marine environment in 2009. We believe these new applications of seismic technology will enable our customers to more effectively manage and produce oil and gas reservoirs. Moreover, we believe our seismic reservoir monitoring technologies are important advances towards what the oil and gas industry refers to as the “electrified oilfield,” meaning permanent monitoring of reservoir characteristics during the life of a reservoir through downhole and surface sensors providing continuous data feedback.

Augment Product Lines. We strive to continually improve our existing seismic product lines and to develop new products to meet the changing needs of our seismic customers. We are also expanding our line of thermal solutions products and targeting new markets.

Develop Non-Seismic Markets. We plan to continue utilizing our existing engineering experience and manufacturing capabilities to identify and develop other market opportunities. Examples of our successes in developing other market opportunities include our development of offshore cable products, industrial sensors and specialty cable products.

The Offering

Common stock to be offered from time to time by the selling stockholder	1,122,565 shares (1,290,950 shares if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds	All of the proceeds from the sale of common stock covered by this prospectus supplement will be received by the selling stockholder. We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus supplement.

NASDAQ symbol	OYOG

Risk Factors	An investment in our common stock involves a high degree of risk. For a discussion of certain matters that should be considered by prospective purchasers of our common stock offered hereby, see “Risk Factors” beginning on page S-8 of this prospectus supplement.

Certain U.S. Federal Income Tax

Considerations to Non-U.S. Holders	For a discussion of certain U.S. federal income tax considerations that may be relevant to certain prospective stockholders who are individual citizens or residents of the United States, please read “Certain U.S. Federal Income Tax Considerations to Non-U.S. Holders” beginning on page S-17.

Principal Executive Offices and Address

Our principal executive offices are located at 7007 Pinemont Drive, Houston, Texas 77040-6601. Our telephone number at that location is (713) 986-4444. Our website is http://www.oyogeospace.com. Information contained in our website is not incorporated by reference in this prospectus supplement and you should not consider information contained in our website as part of this prospectus supplement.

Summary Selected Historical Financial and Operating Data

The following table sets forth our summary financial data for the periods indicated. The summary financial data for the fiscal years ended September 30, 2009, 2010 and 2011 and as of September 30, 2009, 2010 and 2011 are derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2011. The summary financial data for the three months ended December 31, 2010 and 2011 and as of December 31, 2010 and 2011 are derived from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2011. The results of operations for the three months ended December 31, 2011 are not necessarily indicative of the operating results for the entire year or any future period.

The summary selected historical financial and operating data should be read together with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are set forth in our Annual Report on Form 10-K for the fiscal year ended September 30, 2011 and in our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2011, which are incorporated herein by reference.

	Year Ended September 30,			Three Months Ended December 31,
	2009	2010	2011	2010	2011
				(unaudited)
	(in thousands, except per share amounts)
Statement of Operations Data:
Net sales	$92,860	$128,533	$172,970	$43,101	$43,281
Cost of sales	66,287	81,177	98,857	24,008	22,623

Gross profit	26,573	47,356	74,113	19,093	20,658
Operating expenses:
Selling, general and administrative	14,572	16,618	18,051	4,442	4,735
Research and development	8,062	9,925	11,529	2,940	2,889
Bad debt expense (recovery)	318	(479)	128	(70)	436

Total operating expenses	22,952	26,064	29,708	7,312	8,060

Gain (loss) on disposal of equipment	(12)	(184)	—	16	—

Income from operations	3,609	21,108	44,405	11,797	12,598
Other income (expense), net	(298)	(206)	214	139	334

Income before income taxes	3,311	20,902	44,619	11,936	12,932
Income tax expense	1,551	6,820	14,908	3,723	4,247

Net income	$1,760	$14,082	$29,711	$8,213	$8,685

Net income per share—diluted	$0.29	$2.27	$4.73	$1.30	$1.35

Other Selected Financial Data:
EBITDA (1)	$9,102	$26,324	$51,709	$13,476	$14,763
Capital expenditures	1,709	6,117	20,144	1,787	17,229
Selected Balance Sheet Data (at period end):
Working capital	$82,482	$91,577	$124,900	$93,029	$116,082
Total assets	141,482	163,496	196,801	172,434	210,388
Short-term debt	728	440	—	—	—
Long-term debt	8,820	7,260	—	—	—
Stockholders’ equity	118,658	136,586	177,013	145,172	185,457

(1)	See “Non-GAAP Financial Measure” in this prospectus supplement for a definition of EBITDA and a reconciliation of EBITDA to net income and net cash provided by operating activities.

Non-GAAP Financial Measure

We define EBITDA as net income before interest expense, net, income tax expense and depreciation and amortization. We use EBITDA as a supplemental financial measure to assess:

•	the financial performance of our assets without regard to financing methods, capital structure, taxes or historical cost basis;

•	our liquidity and operating performance over time, and in relation to other companies that own similar assets and that we believe calculate EBITDA in a manner similar to us; and

•	the ability of our assets to generate cash sufficient for us to pay potential interest costs.

We are providing this data to prospective investors in connection with this offering to assist them in assessing our performance. However, we are not undertaking to provide this data on an on-going basis.

The term EBITDA is not defined under generally accepted accounting principles and EBITDA is not a measure of operating income, operating performance or liquidity presented in accordance with generally accepted accounting principles. When assessing our operating performance or our liquidity, you should not consider this data in isolation or as a substitute for our net income, cash flow from operating activities or other cash flow data calculated in accordance with generally accepted accounting principles. In addition, our EBITDA may not be comparable to EBITDA or similar titled measures utilized by other companies because such other companies may not calculate EBITDA in the same manner as we do. Further, the results presented by EBITDA cannot be achieved without incurring the costs that the measure excludes: interest expense, net, income tax expense, depreciation and amortization.

The following table reconciles our net income to our EBITDA:

	Year Ended September 30,			Three Months Ended December 31,
	2009	2010	2011	2010	2011
				(unaudited)
	(in thousands)
Net income	$1,760	$14,082	$29,711	$8,213	$8,685
Interest expense, net	602	238	43	43	—
Income tax expense	1,551	6,820	14,908	3,723	4,247
Depreciation	4,943	4,921	6,769	1,399	1,771
Amortization	246	263	278	98	60

EBITDA	$9,102	$26,324	$51,709	$13,476	$14,763

The following table reconciles our EBITDA to our net cash provided by operating activities:

	Year Ended September 30,			Three Months Ended December 31,
	2009	2010	2011	2010	2011
				(unaudited)
	(in thousands)
EBITDA	9,102	26,324	51,709	13,476	14,763
Deferred income expense (benefit)	451	(1,416)	(718)	(278)	339
Gross profit from sale of used rental equipment	(277)	(385)	(11,165)	(494)	(2,165)
Other non-cash adjustments to income	1,885	3,159	5,499	1,624	527
Changes in working capital items and other	8,056	8,154	(29,238)	(3,441)	10,862
Interest expense, net	(602)	(238)	(43)	(43)	—
Income tax expense	(1,551)	(6,820)	(14,908)	(3,723)	(4,247)

Net cash provided by operating activities	$17,064	$28,778	$1,136	$7,121	$20,079

RISK FACTORS

An investment in our common stock involves risks. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement, including the documents it incorporates by reference, also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement or in the documents it incorporates by reference. While we cannot identify all of the risk factors that may cause actual results to vary from our expectations, we believe the following risk factors that relate to our current and anticipated business should be considered carefully. Many of these factors are beyond our control, and could cause the market price of our common stock to fluctuate significantly. These broad market fluctuations could result in extreme fluctuations in the price of our common stock, which could cause a decline in the value of our investors’ stock.

Commodity price levels may affect demand for our products.

Demand for many of our products and the profitability of our operations depend primarily on the level of worldwide oil and gas exploration activity. Prevailing oil and gas prices and market expectations regarding potential changes in such prices significantly affect the level of worldwide oil and gas exploration activity. During periods of improved energy commodity prices, the capital spending budgets of oil and natural gas operators tend to expand, which results in increased demand for our products. Conversely, in periods when these energy commodity prices deteriorate, capital spending budgets of oil and natural gas operators tend to contract and the demand for our products generally weakens. Historically, the markets for oil and gas have been volatile and are subject to wide fluctuation in response to changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control. These factors include the level of consumer demand, regional and international economic conditions, weather conditions, domestic and foreign governmental regulations, price and availability of alternative fuels, political conditions and hostilities in the Middle East and other significant oil-producing regions, increases and decreases in foreign supply of oil and gas, and the ability of OPEC to set and maintain production levels and prices of foreign imports and overall economic conditions.

Continued effects of the economic recession could lead to a decline in demand for crude oil and natural gas. Further slowdowns in economic activity would likely reduce worldwide demand for energy and result in an extended period of lower crude oil and natural gas prices. Any unexpected material changes in oil and gas prices or other market trends that adversely impact seismic exploration activity would likely affect the demand for our products and could materially and adversely affect our results of operations and liquidity.

Our new products may not achieve market acceptance.

Our outlook and assumptions are based on various macro-economic factors and internal assessments, and actual market conditions could vary materially from those assumed. In recent years, we have incurred significant expenditures to fund our research and development efforts, and we intend to continue those expenditures in the future. However, research and development is by its nature speculative, and we cannot assure you that these expenditures will result in the development of new products or services or that any new products and services we have developed recently or may develop in the future will be commercially marketable or profitable to us. In particular, we have incurred substantial expenditures to develop our wireless nodal seismic data acquisition systems, as well as other seismic products for reservoir characterization applications. In addition, we try to use some of our capabilities, particularly our cable manufacturing capabilities, to supply products to new markets. Further, we have incurred substantial expense and expended significant effort to develop our thermal solutions products. We cannot assure you that we will realize our expectations regarding acceptance of and revenues generated by our new products and services in existing or new markets.

We may experience fluctuations in quarterly results of operations.

Historically, the rate of new orders for our products has varied substantially from quarter to quarter. Moreover, we typically operate, and expect to continue to operate, on the basis of orders in-hand for our products before we commence substantial manufacturing “runs.” The short-term nature of our order backlog generally does not allow us to predict with any accuracy demand for our products more than approximately three months in advance. Thus, our ability to replenish orders and the completion of orders, particularly large orders for deepwater reservoir characterization projects, can significantly impact our operating results and cash flow for any quarter, and results of operations for any one quarter may not be indicative of results of operations for future quarters. These periodic fluctuations in our operating results could adversely affect our stock price.

Our credit risks could increase as our customers continue to face difficult economic circumstances.

We believe that our allowances for bad debts are adequate in light of known circumstances. However, we cannot assure you that additional amounts attributable to uncollectible receivables and bad debt write-offs will not have a material adverse effect on our future results of operations. Many of our seismic customers are not well capitalized and as a result cannot always pay our invoices when due. We have in the past incurred write-offs in our accounts receivable due to customer credit problems. We have found it necessary from time to time to extend trade credit, including on promissory notes, to long-term customers and others where some risks of non-payment exist. With the recent global financial crisis and tight commercial credit availability, some of our customers relying on credit markets as the source of funds for their capital spending may experience significant liquidity difficulties, which increase those credit risks. An increase in the level of bad debts and any deterioration in our credit risk could adversely affect the price of our stock. In addition, we rent equipment to our customers that can be utilized in various countries around the world. If our rental customers experienced financial difficulties, it could be difficult or impossible to retrieve our rental equipment from foreign countries.

Our industry is characterized by rapid technological development and product obsolescence.

Our instruments and equipment in both of our business segments are constantly undergoing rapid technological improvement. Our future success depends on our ability to continue to:

•	improve our existing product lines,

•	address the increasingly sophisticated needs of our customers,

•	maintain a reputation for technological leadership,

•	maintain market acceptance of our products,

•	anticipate changes in technology and industry standards,

•	respond to technological developments on a timely basis, and

•	develop new markets for our products and capabilities.

Current competitors or new market entrants may develop new technologies, products or standards that could render our products obsolete. We cannot assure you that we will be successful in developing and marketing, on a timely and cost effective basis, product enhancements or new products that respond to technological developments, that are accepted in the marketplace or that comply with new industry standards. Additionally, in anticipation of customer product orders, from time to time we acquire substantial quantities of inventories, which if not sold or integrated into products within a reasonable period of time, could become obsolete. We would be required to impair the value of such inventories on our balance sheet.

We operate in highly competitive markets.

The markets for most of our products are highly competitive. Many of our existing and potential competitors have substantially greater marketing, financial and technical resources than we do. Some competitors currently offer a broader range of instruments and equipment for sale than we do and may offer financing arrangements to customers on terms that we may not be able to match. In addition, new competitors may enter the market and competition could intensify. As to our thermal solutions products, we compete with other printing solutions, including inkjet and laser printing technologies, many of which are provided by large companies with significant resources.

We cannot assure you that sales of our products will continue at current volumes or prices if current competitors or new market entrants introduce new products with better features, performance, price or other characteristics than our products. Competitive pressures or other factors may also result in significant price competition that could have a material adverse effect on our results of operations.

We have a limited market for our seismic products.

In our seismic business segment, we market our traditional products to seismic service contractors and to large, independent and government-owned oil and gas companies. We estimate that, based on published industry sources, fewer than 50 seismic contracting companies are currently operating worldwide (excluding those operating in the Russian Federation and the former Soviet Union, India, the People’s Republic of China and certain Eastern European countries, where seismic data acquisition activity is difficult to verify). We estimate that fewer than 20 seismic contractors are engaged in marine seismic exploration. Due to these market factors, a relatively small number of customers, some of whom are experiencing financial difficulties, have accounted for most of our sales. From time to time these seismic contractors have sought to vertically integrate and acquire our competitors, which has influenced their supplier decisions before and after such transactions. The loss of a small number of these customers could materially and adversely impact sales of our seismic products.

We cannot be certain of the effectiveness of patent protection.

We hold and from time to time apply for certain patents relating to some of our seismic data acquisition and other products. We also own several patents which relate to the development of dry thermal film. We cannot assure you that our patents will prove enforceable or free of challenge, that any patents will be issued for which we have applied or that competitors will not develop functionally similar technology outside the protection of any patents we have or may obtain.

Our foreign subsidiaries and foreign marketing efforts face additional risks and difficulties.

Based on customer billing data, net sales outside the United States accounted for approximately 46.6% of our net sales during fiscal year 2011; however, we believe the percentage of sales outside the United States is much higher as many of our products are first delivered to a domestic location and ultimately shipped to a foreign location. We again expect net sales outside of the United States to represent a substantial portion of our net sales for fiscal year 2012 and subsequent years.

Foreign sales are subject to special risks inherent in doing business outside of the United States, including the risk of war, terrorist activities, civil disturbances, embargo and government activities and foreign attitudes about conducting business activities with the United States, restrictions of the movement and exchange of funds, inhibitions of our ability to collect accounts receivable, international sanctions, expropriation and nationalization of our assets or those of our customers, currency fluctuations, devaluations and conversion restrictions, confiscatory taxation or other adverse tax policies and governmental actions that may result in the deprivation of our contractual rights, all of which may disrupt markets or our operations.

A portion of our manufacturing is conducted through our subsidiary OYO-GEO Impulse, which is based in the Russian Federation. Our business could be directly affected by political and economic conditions in the Russian Federation. Boycotts, protests, governmental sanctions and other actions in the region could adversely affect our ability to operate profitably. The risk of doing business in the Russian Federation and other economically or politically volatile areas could adversely affect our operations and earnings. Foreign sales and operations are also generally subject to the risk of compliance with additional laws, including tariff regulations, import and export restrictions and the Foreign Corrupt Practices Act and other similar laws. Sales in certain foreign countries require prior U.S. government approval in the form of an export license. We cannot assure you that we will not experience difficulties in connection with future foreign sales. Also due to foreign laws and restrictions, should we experience substantial growth in certain foreign markets, for example in the Russian Federation, we may not be able to transfer cash balances to the United States to assist with debt servicing or other obligations.

Our subsidiaries in the Russian Federation and in Canada together reported operating losses of $1.3 million and $3.3 million, respectively, for fiscal years 2010 and 2009 primarily due to difficult seismic market conditions. These market conditions are influenced by macro-economic conditions such as the world-wide economic crisis, credit availability, crude oil and natural gas commodity price volatility and other factors impacting world-wide energy exploration activities. In addition, other factors contributed to these difficult conditions such as high tax regimes, the over-supply of natural gas as recently seen in North America, intense competitive pricing pressures, and reduced demand by our Houston-based operations for products manufactured by our Russian subsidiary. We cannot assure you that these conditions will improve in the near term or that these subsidiaries will not experience these difficult market conditions again in the future, and these subsidiaries may generate future operating losses, asset impairments charges, or closure if we are unable to stabilize their operations.

Unfavorable currency exchange rate fluctuations could adversely affect our results of operations.

Substantially all of our sales from the United States are made in U.S. dollars, though from time to time we may make sales in foreign currencies. As a result, we may be subject to foreign currency fluctuations on our sales. The reporting currency for our financial statements is the U.S. dollar. However, the assets, liabilities, revenues and costs of our Russian, Canadian and United Kingdom subsidiaries are denominated in currencies other than U.S. dollars. To prepare our consolidated financial statements, we must translate those assets, liabilities, revenues and expenses into U.S. dollars at then-applicable exchange rates. Consequently, increases and decreases in the value of the U.S. dollar versus these other currencies will affect the amount of these items in our consolidated financial statements, even if their value has not changed in their original currency. These translations could result in significant changes to our results of operations from period to period. For the fiscal year ended September 30, 2011, approximately 9.1% of our consolidated revenues related to the operations of our foreign subsidiaries.

We rely on a key supplier for a significant portion of our dry thermal film.

While we currently manufacture dry thermal film, we also purchase a large quantity of dry thermal film from a European manufacturer through its distributor in the United Kingdom. Except for the film produced by us and sold to us by this manufacturer/distributor, we know of no other source for dry thermal film that performs well in our thermal imaging equipment. If we are unable to economically manufacture dry thermal film internally or the European manufacturer/distributor we rely on were to discontinue producing dry thermal film, were to become unwilling to contract with us on competitive terms or were unable to supply dry thermal film in sufficient quantities to meet our requirements, our ability to compete in the thermal imaging marketplace could be impaired, which could adversely affect our financial performance.

Our success depends upon a limited number of key personnel.

Our success depends on attracting and retaining highly skilled professionals. A number of our employees are highly skilled engineers and other professionals. In addition, our success depends to a significant extent upon the abilities and efforts of the members of our senior management. If we fail to continue to attract and retain such professionals, our ability to compete in the industry could be adversely affected.

A general downturn in the U.S. economy in future periods may adversely affect our business.

The recent downturn in the economy, and any economic slowdown in future periods, could adversely affect our business in ways that we cannot predict. During times of economic slowdown, our customers may reduce their capital expenditures and defer or cancel pending projects. Such developments occur even among customers that are not experiencing financial difficulties. Any economic downturn may adversely affect the demand for oil and gas generally or cause volatility in oil and gas commodity prices and, therefore, adversely affect the demand for our services to the oil and gas industry and related service and equipment. It could also adversely affect the demand for consumer products, which could in turn adversely affect our thermal solutions business. To the extent these factors adversely affect other seismic companies in the industry, there could be an oversupply of products and services and downward pressure on pricing for seismic products and services, which could adversely affect us. Additionally, bankruptcies or financial difficulties among our customers could reduce our cash flows and adversely impact our liquidity and profitability.

Global capital and credit market issues could negatively affect our liquidity and increase our costs of borrowing.

United States and global credit markets have recently experienced significant dislocations and liquidity disruptions which have caused the spreads on prospective debt refinancings to widen considerably. These circumstances materially impacted liquidity in the debt markets, making financing terms for borrowers less attractive, and in certain cases have resulted in the unavailability of certain types of debt financing. Events affecting the credit markets have also had an adverse effect on other financial markets in the United States, which may make it more difficult or costly in the future for us to borrow additional funds. Our business could also be negatively impacted if our suppliers or customers experience disruptions resulting from tighter capital and credit markets or a slowdown in the general economy. Any of these risks could increase our interest expense, or impair our ability to fund our operations or expand our business, which could have a material adverse effect on our financial results.

We have a minimal disaster recovery program at the Pinemont facility

Due to its proximity to the Texas Gulf Coast, our Pinemont facility is annually subject to the threat of hurricanes, and the aftermath that follows. Hurricanes may cause, among other types of damage, the loss of electrical power for extended periods of time. If we lost electrical power at the Pinemont facility, or if a fire or other natural disaster occurred, we would be unable to continue our manufacturing operations during the power outage because we do not own a generator or any other back-up power source large enough to provide for our manufacturing power consumption needs. We have a back-up generator to provide power for our information technology operations. Although we store our back-up data offsite, we do not maintain an alternative facility to run our information technology operations. Additionally, we do not have an alternative manufacturing or operating location in the United States. A significant disruption in our manufacturing and information technology operations could materially and adversely affect our business operations during an extended period of a power outage, fire or other natural disaster.

The credit agreement of our subsidiaries imposes restrictions on our business

We and several of our subsidiaries are parties to a credit agreement with a bank. The credit agreement contains covenants and requires maintenance of certain financial ratios and tests, which impose restrictions on our business and on the business of our guarantor-subsidiaries. We currently believe that the most restrictive covenant in the credit agreement is the consolidated cash flow coverage ratio. Our ability to comply with these restrictions may be affected by events beyond our control, including, but not limited to, prevailing economic, financial and industry conditions and continuing declines in our sales of products. The breach of any of these covenants or restrictions, as well as any failure to make a payment of interest or principal when due, could result in a default under the credit agreement. Such a default would permit our lender to declare amounts borrowed from it to be due and payable, together with accrued and unpaid interest, and the ability to borrow under the credit agreement could be terminated. If we are unable to repay debt to our lender, the lender could proceed against the collateral securing that debt. While we intend to seek alternative sources of cash in such a situation, there is no guarantee that any alternative cash source would be available, or would be available on terms favorable to us.

After this offering, we will continue to have a relatively small public float and our stock price may be volatile.

Before the sale of shares offered under this prospectus supplement, we had approximately 4.7 million shares outstanding held by non-affiliates. Assuming the sale by the selling stockholder of all of its shares in the company offered under this prospectus supplement, we would still only have approximately six million shares held by non-affiliates. Our small float has resulted in, and we expect that it will continue to result in, a relatively illiquid market for our common stock. Our daily trading volume for the year ended September 30, 2011 averaged approximately 55,000 shares. While we believe that our average daily trading volume may increase following the sale by the selling stockholder of its shares in the company offered under this prospectus supplement, we do not expect that any such increase will significantly increase the liquidity of the market for our shares. Our small float and daily trading volumes have in the past caused, and could in the future result in, greater volatility of our stock price.

USE OF PROCEEDS

All of the shares of our common stock being offered pursuant to this prospectus are being offered by the selling stockholder. We will not receive any proceeds from the sale of those shares. We have been advised by the selling stockholder that it may use the proceeds received from any sales of the offered shares, among other things, to invest in the growth and expansion of affiliated companies, make one or more distributions to its parent company, OYO Corporation, or apply the proceeds for other general corporate purposes.

SELLING STOCKHOLDER

All of the shares of common stock covered by this prospectus supplement are owned by our largest stockholder, OYO Corporation U.S.A., which is referred to in this offering memorandum as the “selling stockholder.”

Prior to our initial public offering in 1997, we were a wholly-owned subsidiary of OYO Corporation, a Japanese corporation, through its wholly owned subsidiary OYO Corporation U.S.A. From 1997 until 2005, OYO Corporation U.S.A. owned 2,850,000 shares of our common stock, which represented approximately 51% of our then-outstanding shares of common stock. In 2005, OYO Corporation U.S.A. offered and sold 1,250,000 shares of our common stock thereby reducing its ownership to 1,600,000 shares. Subsequent sales from time to time since 2005 have reduced the selling stockholder’s ownership of our common stock to 1,290,950 shares, or approximately 20.3% of our issued and outstanding shares of common stock as of February 8, 2012. On February 8, 2012, there were 6,357,258 shares of our common stock issued and outstanding. Assuming that the selling stockholder sells all of the shares of common stock to be offered under this prospectus supplement, and assuming the underwriters exercise the option to purchase an additional 168,385 shares of common stock, the selling stockholder will no longer hold any shares of our common stock. If the option to purchase is not exercised, the selling stockholder will hold approximately 2.6% of our issued and outstanding shares of common stock.

Mr. Takashi Kanemori, a member of our board of directors since 2009, has been a director of OYO Corporation since 2007 and a senior executive officer of OYO Corporation since 2009. Mr. Kanemori also holds positions as an officer in a number of OYO Corporation’s subsidiaries, including president of OYO Corporation U.S.A. Mr. Kanemori previously served as the president of OYO RMS Corporation, an affiliate of OYO Corporation, from 2001 through the end of March 2009. Mr. Kanemori’s seat on our board of directors is up for re-election this year. As a result of the offering of shares of common stock under this prospectus supplement and the anticipated sale of such shares, Mr. Kanemori will not seek re-election on our board of directors.

Mr. Charles H. Still, a member of our board of directors since November 1997, is the Secretary of OYO Corporation U.S.A. and also serves in that position with respect to other subsidiaries of OYO Corporation U.S.A. As secretary, however, Mr. Still is not an executive officer of these entities. Further, Mr. Still’s limited activities in this role are, and always have been, solely administrative and clerical and do not involve, and have not involved, any policy-making functions or activities as would the functions of an officer.

Pursuant to a Master Sales Agreement that we entered into with OYO Corporation on October 23, 2007, and subsequently amended thereafter from time to time, we and OYO Corporation purchase products from one another at scheduled discounts of between 5% and 15% off the seller’s list prices. In addition, OYO Corporation purchases some printhead-related products from other Japanese corporations and then resells those products to us. For its service and assistance in these transactions, OYO Corporation typically marks up its cost by 10% or less. The Master Sales Agreement is terminable by us or OYO Corporation upon 15 days’ notice. We believe that by purchasing these printhead-related products through OYO Corporation, we receive a more favorable price than we could if we were to negotiate directly for such purchases. In fiscal year 2011, we sold approximately $1.3 million of products to OYO Corporation and its affiliates (other than us and our subsidiaries) and we purchased approximately $0.2 million of products from OYO Corporation and its affiliates (other than us and our subsidiaries) (including the products covered by the Master Sales Agreement).

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is quoted on The NASDAQ Global Market under the symbol “OYOG.” The following table shows the high and low per share sales prices for our common stock as reported on The NASDAQ Global Market for the periods indicated.

	Price Range of Common Stock
	High	Low
Year Ended September 30, 2012
Second Quarter (through February 14, 2012)	$114.98	$75.92
First Quarter	91.76	51.74

Year Ended September 30, 2011
Fourth Quarter	$107.25	$55.08
Third Quarter	100.63	82.01
Second Quarter	109.99	84.33
First Quarter	100.30	58.00

Year Ended September 30, 2010
Fourth Quarter	$58.40	$45.17
Third Quarter	55.47	41.23
Second Quarter	50.47	33.85
First Quarter	43.70	23.02

Year Ended September 30, 2009
Fourth Quarter	$28.62	$19.05
Third Quarter	26.24	12.52
Second Quarter	23.60	9.00
First Quarter	40.73	15.37

On February 14, 2012, the last sales price of our common stock as reported on The NASDAQ Global Market was $101.65 per share. At the close of business on February 8, 2012, there were approximately 17 holders of record of our common stock.

Since our initial public offering in 1997, we have not paid dividends, and we do not intend to pay cash dividends on our common stock in the foreseeable future. We presently intend to retain our earnings for use in our business, with any future decision to pay cash dividends dependent upon our growth, profitability, financial condition and other factors our board of directors may deem relevant. Our existing credit agreement also has covenants that materially limit our ability to pay dividends. For a discussion of our credit agreement, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources” contained in our most recent Annual Report on Form 10-K.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

TO NON-U.S. HOLDERS

The following discussion summarizes certain U.S. federal income consequences, as of the date of this prospectus supplement, of the purchase, ownership and disposition of shares of our common stock by certain non-U.S. holders (as defined below). This discussion only applies to non-U.S. holders who purchase shares of our common stock pursuant to this offering and hold such shares of common stock as capital assets for U.S. federal income tax purposes (generally property held for investment). This discussion does not describe all of the tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances.

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of shares of our common stock that is not for U.S. federal income tax purposes any of the following:

•	an entity or arrangement treated as a partnership;

•	an individual citizen or resident of the United States (including certain former citizens and former long-term residents of the United States);

•	a corporation (or any other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) it is subject to the primary supervision of a court within the United States and one or more “United States persons” as defined under the Code (as defined below) have the authority to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, rulings and judicial decisions as of the date hereof. These authorities may change, perhaps retroactively, which could result in U.S. federal income tax consequences different from those summarized below. This discussion does not address all aspects of U.S. federal income taxes and does not describe any foreign, state, local, estate or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this discussion does not describe the U.S. federal income tax consequences applicable to a non-U.S. holder who is subject to special treatment under U.S. federal income tax laws (including a bank or financial institution, a broker, a dealer in securities, a United States expatriate, a “controlled foreign corporation,” a “passive foreign investment company,” a corporation that accumulates earnings to avoid U.S. federal income tax, a pass-through entity for U.S. federal income tax purposes or an investor in a pass-through entity for U.S. federal income tax purposes, a tax-exempt entity, pension or other employee benefit plan, an insurance company, a person holding shares of our common stock as part of a hedging or conversion transaction or straddle, or a person subject to the alternative minimum tax). We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this discussion.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the U.S. federal income tax treatment of a partner of that partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your tax advisors.

THIS SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP OR DISPOSITION OF OUR COMMON STOCK. IF YOU ARE CONSIDERING THE PURCHASE OF SHARES OF OUR COMMON STOCK, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF SHARES OF OUR COMMON STOCK IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF APPLICABLE STATE, LOCAL, OR FOREIGN TAXING JURISDICTIONS.

Distributions on Shares of Our Common Stock

As discussed above under “Price Range of Common Stock and Dividend Policy,” we do not currently anticipate paying cash dividends with respect to shares of our common stock. In the event that we do make a distribution to non-U.S. holders with respect to shares of our common stock, such distributions will generally be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code, and will be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce such non-U.S. holder’s basis in its shares of our common stock and, to the extent such portion exceeds such non-U.S. holder’s basis, the excess will be treated as gain from the disposition of its shares of our common stock, the tax treatment of which is discussed below under “Certain U.S. Federal Income Tax Considerations to Non-U.S. Holders—Dispositions of Shares of Our Common Stock.” Any distribution described in this paragraph would also be subject to the discussion below under “Certain U.S. Federal Income Tax Considerations to Non-U.S. Holders—Additional Withholding and Reporting Requirements under Recently Enacted Legislation.”

Dividends paid to a non-U.S. holder with respect to shares of our common stock will generally be subject to U.S. withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder in the United States (and, if an required by an applicable income tax treaty, are attributable to a permanent establishment maintained by such non-U.S. holder in the United States) will not be subject to U.S. withholding tax, provided certain certification and disclosure requirements are satisfied, including completing Internal Revenue Service Form W-8ECI (or other applicable form). Instead, such dividends will generally be subject to U.S. federal income tax on a net income basis in the same manner as if such non-U.S. holder were a United States person, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes may also be subject to an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate for dividends will be required to (i) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalties of perjury that such non-U.S. holder is not a United States person and is eligible for treaty benefits, or (ii) if its shares of our common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations.

A non-U.S. holder who is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing timely an appropriate claim for refund with the Internal Revenue Service.

Disposition of Shares of Our Common Stock

Any gain realized by a non-U.S. holder on the disposition of shares of our common stock will generally not be subject to U.S. federal income or withholding tax unless:

•

the gain is effectively connected with a trade or business of such non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such non-U.S. holder in the United States);

•	such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” as such term is defined in Section 897(c) of the Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and such non-U.S. holder’s holding period with respect to the applicable shares of our common stock (the “relevant period”) and, if shares of our common stock are regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code), such non-U.S. holder owns directly or is deemed to own pursuant to attribution rules more than 5% of shares of our common stock at any time during the relevant period. We believe that we are currently not, and do not expect to become, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus certain other assets used or held for use in a trade or business.

A non-U.S. holder described in the first bullet point above will generally be subject to tax on the net gain derived from the disposition under regular graduated U.S. federal income tax rates, and if such non-U.S. holder is treated as a corporation for U.S. federal income tax purposes, it may also be subject to an additional branch profits tax at a rate of 30% on its effectively connected earnings and profits, or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax (or at a reduced rate as may be provided by an applicable income tax treaty) on the gain derived from the disposition, which may be offset by U.S. source capital losses, even though such individual is not considered a resident of the United States. A non-U.S. holder described in the third bullet point above will be subject to U.S. federal income tax under regular graduated U.S. federal income tax rates with respect to the gain recognized, except that the branch profits tax will not apply.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which such non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding on dividends paid to such non-U.S. holder with respect to shares of our common stock unless such non-U.S. holder certifies under penalties of perjury that it is not a United States person (and the payor does not have actual knowledge or reason to know that such non-U.S. holder is a United States person), or such non-U.S. holder otherwise establishes an exemption.

Depending on the circumstances, information reporting and backup withholding may apply to the proceeds received by a non-U.S. holder from a disposition of shares of our common stock, unless such non-U.S. holder certifies under penalty of perjury that it is not a United States person (and the payor does not have actual knowledge or reason to know that such non-U.S. holder is a United States person), or such non-U.S. holder otherwise establishes an exemption.

U.S. backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional Withholding and Reporting Requirements under Recently Enacted Legislation

Subject to certain exceptions, recently enacted legislation known as “FATCA” generally imposes a withholding tax of 30% on dividends paid with respect to shares of our common stock, and the gross proceeds from the disposition of shares of our common stock paid, to a “foreign financial institution” (as specifically defined under these rules) after December 31, 2012 (regardless of whether the foreign financial institution holds such shares of our common stock for its own account or as an intermediary), unless such foreign financial institution enters into an agreement with the U.S. government to comply with certain obligations with respect to each account it maintains including the obligations to collect and provide to the U.S. tax authorities information regarding U.S. account holders of such foreign financial institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). In addition, subject to certain exceptions, FATCA also generally imposes a withholding tax of 30% on dividends paid with respect to shares of our common stock, and the gross proceeds from the disposition of shares of our common stock paid, to a non-financial foreign entity after December 31, 2012, unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or provides information to the withholding agent identifying the substantial U.S. owners of the entity. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of such withholding taxes. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in shares of our common stock.

Recently issued guidance by the Internal Revenue Service indicates that under future Treasury regulations, the FATCA withholding tax of 30% will not apply to dividends paid on shares of our common stock until after December 31, 2013, and to gross proceeds from the disposition of shares of our common stock until after December 31, 2014.

UNDERWRITING

We, the selling stockholder and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

Underwriters	Number of Shares
Goldman, Sachs & Co.	561,283
Credit Suisse Securities (USA) LLC	280,641
Global Hunter Securities, LLC	93,547
Pritchard Capital Partners, LLC	93,547
Simmons & Company International	93,547

Total	1,122,565

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 168,385 shares from the selling stockholder to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 168,385 additional shares.

	No Exercise	Full Exercise
Per Share	$4.75	$4.75
Total	$5,332,183.75	$6,132,012.50

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $2.85 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, certain of our officers and directors and the selling stockholder have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NASDAQ, in the over-the-counter market or otherwise.

The selling stockholder will bear the expenses of this offering. The selling stockholder estimates that its total expenses for the offering, excluding underwriting discounts and commissions, will be approximately $275,000.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

Fulbright & Jaworski L.L.P., Houston, Texas, has passed on certain legal matters with respect to the shares of common stock offered hereunder. Charles H. Still, Of Counsel to Fulbright & Jaworski L.L.P., is a director of the company. Certain legal matters are being passed upon for the underwriters by Baker Botts L.L.P.

EXPERTS

The consolidated financial statements of OYO Geospace Corporation and subsidiaries as of September 30, 2011 and 2010, and for each of the three fiscal years in the period ended September 30, 2011, and the effectiveness of OYO Geospace Corporation and its subsidiaries’ internal control over financial reporting as of September 30, 2011 incorporated herein by reference, have been audited by UHY LLP, an independent registered public accounting firm, as set forth in their reports thereon and are incorporated in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains or incorporates by reference statements concerning our future results and performance and other matters that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by those forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “intend,” “expect,” “plan,” “budget,” “forecast,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of such terms or other comparable terminology.

Examples of other forward-looking statements contained in this prospectus supplement, including statements incorporated by reference in this prospectus supplement, include statements regarding:

•	our expected revenues, operating profit and net income;

•	future growth rates and margins for certain of our products and services;

•	our future acquisitions and levels of capital expenditures;

•	the adequacy of our future liquidity and capital resources;

•	expectations of successfully marketing our products and services to our customers;

•	anticipated timing and success of commercialization;

•	capabilities of products and services under development;

•	future demand for seismic and thermal imaging equipment and services;

•	future seismic and thermal imaging industry fundamentals;

•	future oil and gas commodity prices;

•	future worldwide economic conditions;

•	our expectations regarding future mix of business and future asset recoveries;

•	our expectations regarding realization of deferred tax assets;

•	our beliefs regarding accounting estimates we make;

•	the result of pending or threatened disputes and other contingencies; and

•	proposed strategic alliances.

These forward-looking statements reflect our best judgment about future events and trends based on the information currently available to us. Our results of operations can be affected by the assumptions we make or by risks and uncertainties known or unknown to us, including those described under “Risk Factors.” Therefore, we cannot guarantee the accuracy of the forward-looking statements. Actual events and results of operations may vary materially from our current expectations and assumptions.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the shares being offered under this prospectus supplement. For further information regarding the company and our common stock, please see the registration statement, including the accompanying base prospectus, and our other filings with the Securities and Exchange Commission, including our annual, quarterly and current reports and proxy statements, which you may read and copy at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our filings with the Securities and Exchange Commission are also available to the public on the Securities and Exchange Commission’s Internet website at http://www.sec.gov. Our Internet website address is http://www.oyogeospace.com.

We furnish holders of our common stock with annual reports containing financial statements audited by our independent auditors in accordance with generally accepted accounting principles following the end of each fiscal year. We file reports and other information with the Securities and Exchange Commission pursuant to the reporting requirements of the Exchange Act.

Our common stock is listed on NASDAQ and we are required to file reports, proxy statements and other information with NASDAQ. You may read any document we file with NASDAQ at the offices of The NASDAQ Stock Market, Inc. which is located at 9600 Blackwell Road, Rockville, MD 20850.

Descriptions in this prospectus supplement of documents are intended to be summaries of the material, relevant portions of those documents, but may not be complete descriptions of those documents. For complete copies of those documents, please refer to the exhibits to the registration statement and other documents filed by us with the Securities and Exchange Commission.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information we have filed with the Securities and Exchange Commission, which means that we can disclose important information to you without actually including the specific information in this prospectus supplement by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and later information that we file with the Securities and Exchange Commission will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering under this shelf registration, you should always check for reports we may have filed with the Securities and Exchange Commission after the date of this prospectus supplement. We incorporate by reference into this prospectus supplement the documents listed below, including the exhibits thereto, and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the applicable offering under this prospectus supplement is terminated, other than information furnished to the Securities and Exchange Commission under Item 2.02 or 7.01 of Form 8-K and which is not deemed filed under the Exchange Act and is not incorporated in this prospectus supplement:

•

Our Annual Report on Form 10-K for our fiscal year ended September 30, 2011, filed with the Securities and Exchange Commission on December 9, 2011, as amended by Amendment No. 1 to the Form 10-K, filed with the Securities and Exchange Commission on January 27, 2012.

•	Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2011 filed with the Securities and Exchange Commission on February 3, 2012.

•	Our Current Reports on Form 8-K filed with the Securities and Exchange Commission on November 22, 2011, December 9, 2011, January 12, 2012, January 30, 2012, February 13, 2012 and February 14, 2012.

•	The description of our common stock contained in our Registration Statement on Form 8-A12B, filed with the Securities and Exchange Commission on November 12, 1997.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus supplement, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide, without charge, to each person to whom a copy of this prospectus has been delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than certain exhibits to such documents not specifically incorporated by reference). Requests for such copies should be directed to:

OYO Geospace Corporation

7007 Pinemont Drive

Houston, Texas 77040-6601

(713) 986-4444

Attention: Corporate Secretary

PROSPECTUS

OYO Geospace Corporation

1,290,950 Shares of Common Stock

This prospectus relates to the offer and sale of 1,290,950 shares of common stock, $.01 par value, of OYO Geospace Corporation by the selling stockholder named in the “Selling Stockholder” section of this prospectus. The selling stockholder may offer shares of our common stock from time to time in a number of different ways and at varying prices. For more information on possible methods of offer and sale by the selling stockholder, you should refer to the section of this prospectus entitled “Plan of Distribution.” We do not know which method, in what amount, or at what time or times the selling stockholder may sell the shares covered by this prospectus. We will not receive any proceeds from the sale of any shares covered by this prospectus. All expenses incurred with the registration of the shares of common stock owned by the selling stockholder will be borne by the selling stockholder.

The information in this prospectus is accurate as of the date on the front cover. Information incorporated by reference into this prospectus is accurate as of the date of the document from which the information is incorporated. You should not assume that information contained in this prospectus is accurate as of any other date.

Our common stock is traded on the NASDAQ Global Market (NASDAQ) under the symbol “OYOG”. On November 8, 2011, the last reported sale price of our common stock on NASDAQ was $82.10.

Before investing in our common stock, you should carefully review and consider the information under the heading “Risk Factors” beginning on page 3 of this prospectus.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 9, 2011.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement and any written communication from us or any underwriter specifying the final terms of a particular offering. We and the selling stockholder have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus or any prospectus supplement. Neither we nor the selling stockholder are making an offer of these securities in any state where the offer is not permitted.

You should assume that the information appearing in this prospectus, any prospectus supplement or any document incorporated by reference or any written communication from us or any underwriter specifying the final terms of a particular offering is accurate only as of the date of the applicable documents, regardless of the time of delivery of this prospectus or any sale of securities. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, utilizing a “shelf” registration process. The selling stockholder named in this prospectus may sell from time to time a total of up to 1,290,950 shares of our common stock under this shelf registration statement.

As used in this prospectus, the terms “OYO Geospace,” “the company,” “we,” “our,” “ours” and “us” refer to OYO Geospace Corporation and its consolidated subsidiaries, except where the context otherwise requires or as otherwise indicated.

PROSPECTUS SUMMARY

This summary highlights selected information about us and this offering by the selling stockholder contained elsewhere in this prospectus and the documents incorporated by reference into this prospectus. This summary is not complete and may not contain all of the information that is important to you. We encourage you to read this prospectus, including the information under the caption “Risk Factors,” the information we incorporate by reference and the documents to which we refer you in their entirety.

Our Company

We design and manufacture instruments and equipment used in the acquisition and processing of seismic data as well as in the characterization and monitoring of producing oil and gas reservoirs. We also design, manufacture and distribute thermal imaging equipment and thermal media products targeted at the screen print, point of sale, signage and textile market sectors.

Geoscientists use seismic data to map potential or existing oil and gas bearing formations and the geologic structures that surround them. Seismic data is used primarily in connection with the exploration, development and production of oil and gas reserves.

Seismic data acquisition is generally conducted by combining a seismic energy source and a data recording system. On land, our customers use our data acquisition systems, geophones, leader wire, cables and connectors to receive and measure seismic reflections resulting from an energy source to data recording units, which store information for processing and analysis. In the marine environment, large ocean-going vessels tow long seismic cables known as “streamers” containing hydrophones which are used to detect pressure changes. Hydrophones transmit electrical impulses back to the vessel’s data recording unit where the seismic data is stored for subsequent processing and analysis. Our marine seismic products help steer streamers while they are towed and help recover streamers if they become disconnected from the vessel.

During fiscal year 2008, we announced the development of a land-based wireless (or nodal) data acquisition system. Each nodal station operates independently and therefore can be deployed in virtually unlimited channel configurations. Rather than utilizing interconnecting cables as required by most traditional land data acquisition systems, each nodal station operates as an independent data collection system. As a result, our nodal system requires less maintenance, which we believe allows our customers to operate more effectively and efficiently because of its reduced environmental impact, lower weight and ease of operation. Our nodal system is designed into configurations ranging from one to four channels per station. Since its introduction, we have sold approximately 88,000 channels of our land-based nodal acquisition system. We also have approximately 32,000 additional channels available for rent by our customers.

In October 2009, we introduced a marine-based nodal data acquisition system. Similar to our land nodal system, the marine nodal system can be deployed in virtually unlimited channel configurations and does not require interconnecting cables between each station. Our deepwater versions of this nodal system can be deployed in depths of up to 3,000 meters.

We have developed permanently installed high-definition reservoir characterization products for ocean-bottom applications in producing oil and gas fields. We also produce a retrievable version of this ocean-bottom system for use on fields where permanently installed systems are not appropriate or economical. Seismic surveys repeated over selected time intervals show dynamic changes within the reservoir and can be used to monitor the effects of production. Utilizing these tools, producers can enhance the recovery of oil and gas deposits over the life of a reservoir.

We manufacture and market our thermal imaging products, which include thermal imaging equipment, direct-to-screen systems, thermal printheads, dry thermal film, thermal transfer ribbons and other thermal media, to the screen print, point of sale, signage and textile market sectors, along with some sales to seismic customers. Our thermal imaging solutions produce images ranging in size from 12 to 54 inches wide, with resolutions from 400 to 1,200 dots per inch.

Our products continue to develop and expand beyond seismic applications through the utilization of our existing engineering experience and manufacturing capabilities. We design and manufacture power and communication transmission cable products for offshore applications and market these products to the offshore oil and gas and offshore construction industries. These products include a variety of specialized cables primarily used in deepwater applications, such as remotely operated vehicle (“ROV”) tethers, umbilicals and electrical control cables. These products also include specially designed and manufactured cables, including armored cables engineered to withstand harsh offshore operating environments.

In addition, we design and manufacture industrial sensors for the vibration monitoring and earthquake detection markets. We also design and manufacture other specialty cable and connector products, such as those used in connection with global positioning products and water meter applications.

Our principal executive offices are located at 7007 Pinemont Drive, Houston, Texas 77040-6601. Our telephone number at that location is (713) 986-4444. Our website is http://www.oyogeospace.com. Information contained in our website is not incorporated by reference in this prospectus and you should not consider information contained in our website as part of this prospectus.

The Offering

Common stock to be offered from time to time by the selling stockholder	1,290,950 shares

Use of proceeds	All of the proceeds from the sale of common stock covered by this prospectus will be received by the selling stockholder. We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus.

NASDAQ symbol	OYOG

Pricing	To be determined from time to time by the selling stockholder; see “Plan of Distribution” on page 9.

Risk Factors	An investment in our common stock involves a high degree of risk. For a discussion of certain matters that should be considered by prospective purchasers of our common stock offered hereby, see “Risk Factors” beginning on page 3 of this prospectus.

RISK FACTORS

An investment in our common stock involves risks. The risks described below are not the only ones facing the company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition, results of operations or prospects could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus, including the documents it incorporates by reference, also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus or in the documents it incorporates by reference. While we cannot identify all of the risk factors that may cause actual results to vary from our expectations, we believe the following risk factors that relate to our current and anticipated business should be considered carefully. Many of these factors are beyond our control, and could cause the market price of our common stock to fluctuate significantly. These broad market fluctuations could result in extreme fluctuations in the price of our common stock, which could cause a decline in the value of our investors’ stock.

Commodity price levels may affect demand for our products.

Demand for many of our products and the profitability of our operations depend primarily on the level of worldwide oil and gas exploration activity. Prevailing oil and gas prices and market expectations regarding potential changes in such prices significantly affect the level of worldwide oil and gas exploration activity. During periods of improved energy commodity prices, the capital spending budgets of oil and natural gas operators tend to expand, which results in increased demand for our products. Conversely, in periods when these energy commodity prices deteriorate, capital spending budgets of oil and natural gas operators tend to contract and the demand for our products generally weakens. Historically, the markets for oil and gas have been volatile and are subject to wide fluctuation in response to changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control. These factors include the level of consumer demand, regional and international economic conditions, weather conditions, domestic and foreign governmental regulations, price and availability of alternative fuels, political conditions and hostilities in the Middle East and other significant oil-producing regions, increases and decreases in foreign supply of oil and gas, and the ability of OPEC to set and maintain production levels and prices of foreign imports and overall economic conditions.

Continued effects of the economic recession could lead to a decline in demand for crude oil and natural gas. Further slowdowns in economic activity would likely reduce worldwide demand for energy and result in an extended period of lower crude oil and natural gas prices. Any unexpected material changes in oil and gas prices or other market trends that adversely impact seismic exploration activity would likely affect the demand for our products and could materially and adversely affect our results of operations and liquidity.

Our new products may not achieve market acceptance.

Our outlook and assumptions are based on various macro-economic factors and internal assessments, and actual market conditions could vary materially from those assumed. In recent years, we have incurred significant expenditures to fund our research and development efforts, and we intend to continue those expenditures in the future. However, research and development is by its nature speculative, and we cannot assure you that these expenditures will result in the development of new products or services or that any new products and services we have developed recently or may develop in the future will be commercially marketable or profitable to us. In particular, we have incurred substantial expenditures to develop our wireless nodal seismic data acquisition systems, as well as other seismic products for reservoir characterization applications. In addition, we try to use some of our capabilities, particularly our cable manufacturing capabilities, to supply products to new markets. Further, we have incurred substantial expense and expended significant effort to develop our thermal solutions products. We cannot assure you that we will realize our expectations regarding acceptance of and revenues generated by our new products and services in existing or new markets.

We may experience fluctuations in quarterly results of operations.

Historically, the rate of new orders for our products has varied substantially from quarter to quarter. Moreover, we typically operate, and expect to continue to operate, on the basis of orders in-hand for our products before we commence substantial manufacturing “runs.” The short-term nature of our order backlog generally does not allow us to predict with any accuracy demand for our products more than approximately three months in advance. Thus, our ability to replenish orders and the completion of orders, particularly large orders for deepwater reservoir characterization projects, can significantly impact our operating results and cash flow for any quarter, and results of operations for any one quarter may not be indicative of results of operations for future quarters. These periodic fluctuations in our operating results could adversely affect our stock price.

Our credit risks could increase as our customers continue to face difficult economic circumstances.

We believe that our allowances for bad debts are adequate in light of known circumstances. However, we cannot assure you that additional amounts attributable to uncollectible receivables and bad debt write-offs will not have a material adverse effect on our future results of operations. Many of our seismic customers are not well capitalized and as a result cannot always pay our invoices when due. We have in the past incurred write-offs in our accounts receivable due to customer credit problems. We have found it necessary from time to time to extend trade credit, including on promissory notes, to long-term customers and others where some risks of non-payment exist. With the recent global financial crisis and tight commercial credit availability, some of our customers relying on credit markets as the source of funds for their capital spending may experience significant liquidity difficulties, which increase those credit risks. An increase in the level of bad debts and any deterioration in our credit risk could adversely affect the price of our stock.

Our industry is characterized by rapid technological development and product obsolescence.

Our instruments and equipment in both of our business segments are constantly undergoing rapid technological improvement. Our future success depends on our ability to continue to:

•	improve our existing product lines,

•	address the increasingly sophisticated needs of our customers,

•	maintain a reputation for technological leadership,

•	maintain market acceptance of our products,

•	anticipate changes in technology and industry standards,

•	respond to technological developments on a timely basis, and

•	develop new markets for our products and capabilities.

Current competitors or new market entrants may develop new technologies, products or standards that could render our products obsolete. We cannot assure you that we will be successful in developing and marketing, on a timely and cost effective basis, product enhancements or new products that respond to technological developments, that are accepted in the marketplace or that comply with new industry standards. Additionally, in anticipation of customer product orders, from time to time we acquire substantial quantities of inventories, which if not sold or integrated into products within a reasonable period of time, could become obsolete. We would be required to impair the value of such inventories on our balance sheet.

We operate in highly competitive markets.

The markets for most of our products are highly competitive. Many of our existing and potential competitors have substantially greater marketing, financial and technical resources than we do. Some competitors currently offer a broader range of instruments and equipment for sale than we do and may offer financing arrangements to customers on terms that we may not be able to match. In addition, new competitors may enter the market and competition could intensify. As to our thermal solutions products, we compete with other printing solutions, including inkjet and laser printing technologies, many of which are provided by large companies with significant resources.

We cannot assure you that sales of our products will continue at current volumes or prices if current competitors or new market entrants introduce new products with better features, performance, price or other characteristics than our products. Competitive pressures or other factors may also result in significant price competition that could have a material adverse effect on our results of operations.

We have a limited market for our seismic products.

In our seismic business segment, we market our traditional products to seismic service contractors and to large, independent and government-owned oil and gas companies. We estimate that, based on published industry sources, fewer than 50 seismic contracting companies are currently operating worldwide (excluding those operating in the Russian Federation and the former Soviet Union, India, the People’s Republic of China and certain Eastern European countries, where seismic data acquisition activity is difficult to verify). We estimate that fewer than 20 seismic contractors are engaged in marine seismic exploration. Due to these market factors, a relatively small number of customers, some of whom are experiencing financial difficulties, have accounted for most of our sales. From time to time these seismic contractors have sought to vertically integrate and acquire our competitors, which has influenced their supplier decisions before and after such transactions. The loss of a small number of these customers could materially and adversely impact sales of our seismic products.

We cannot be certain of the effectiveness of patent protection.

We hold and from time to time apply for certain patents relating to some of our seismic data acquisition and other products. We also own several patents which relate to the development of dry thermal film. We cannot assure you that our patents will prove enforceable or free of challenge, that any patents will be issued for which we have applied or that competitors will not develop functionally similar technology outside the protection of any patents we have or may obtain.

Our foreign subsidiaries and foreign marketing efforts face additional risks and difficulties.

Based on customer billing data, net sales outside the United States accounted for approximately 33.5% of our net sales during fiscal year 2010; however, we believe the percentage of sales outside the United States is much higher as many of our products are first delivered to a domestic location and ultimately shipped to a foreign location. We again expect net sales outside of the United States to represent a substantial portion of our net sales for fiscal year 2011 and subsequent years.

Foreign sales are subject to special risks inherent in doing business outside of the United States, including the risk of war, terrorist activities, civil disturbances, embargo and government activities and foreign attitudes about conducting business activities with the United States, restrictions of the movement and exchange of funds, inhibitions of our ability to collect accounts receivable, international sanctions, expropriation and nationalization of our assets or those of our customers, currency fluctuations, devaluations and conversion restrictions, confiscatory taxation or other adverse tax policies and governmental actions that may result in the deprivation of our contractual rights, all of which may disrupt markets or our operations.

A portion of our manufacturing is conducted through our subsidiary OYO-GEO Impulse, which is based in the Russian Federation. Our business could be directly affected by political and economic conditions in the Russian Federation. Boycotts, protests, governmental sanctions and other actions in the region could adversely affect our ability to operate profitably. The risk of doing business in the Russian Federation and other economically or politically volatile areas could adversely affect our operations and earnings. Foreign sales are also generally subject to the risk of compliance with additional laws, including tariff regulations and import and export restrictions. Sales in certain foreign countries require prior U.S. government approval in the form of an export license. We cannot assure you that we will not experience difficulties in connection with future foreign sales. Also due to foreign laws and restrictions, should we experience substantial growth in certain foreign markets, for example in the Russian Federation, we may not be able to transfer cash balances to the United States to assist with debt servicing or other obligations.

Our subsidiaries in the Russian Federation and in Canada together reported operating losses of $1.3 million and $3.3 million, respectively, for fiscal years 2010 and 2009 primarily due to difficult seismic market conditions. These market conditions are influenced by macro-economic conditions such as the world-wide economic crisis, credit availability, crude oil and natural gas commodity price volatility and other factors impacting world-wide energy exploration activities. In addition, other factors contributed to these difficult conditions such as high tax regimes, the over-supply of natural gas as recently seen in North America, intense competitive pricing pressures, and reduced demand by our Houston-based operations for products manufactured by our Russian subsidiary. We cannot assure you that these conditions will improve in the near term or that these subsidiaries will not experience these difficult market conditions again in the future, and these subsidiaries may generate future operating losses, asset impairments charges, or closure if we are unable to stabilize their operations.

Unfavorable currency exchange rate fluctuations could adversely affect our results of operations.

Substantially all of our sales from the United States are made in U.S. dollars, though from time to time we may make sales in foreign currencies. As a result, we may be subject to foreign currency fluctuations on our sales. The reporting currency for our financial statements is the U.S. dollar. However, the assets, liabilities, revenues and costs of our Russian, Canadian and United Kingdom subsidiaries are denominated in currencies other than U.S. dollars. To prepare our consolidated financial statements, we must translate those assets, liabilities, revenues and expenses into U.S. dollars at then-applicable exchange rates. Consequently, increases and decreases in the value of the U.S. dollar versus these other currencies will affect the amount of these items in our consolidated financial statements, even if their value has not changed in their original currency. These translations could result in significant changes to our results of operations from period to period. For the fiscal year ended September 30, 2010, approximately 8.5% of our consolidated revenues related to the operations of our foreign subsidiaries.

We rely on a key supplier for a significant portion of our dry thermal film.

While we currently manufacture dry thermal film, we also purchase a large quantity of dry thermal film from a European manufacturer through its distributor in the United Kingdom. Except for the film produced by us and sold to us by this manufacturer/distributor, we know of no other source for dry thermal film that performs well in our thermal imaging equipment. If we are unable to economically manufacture dry thermal film internally or the European manufacturer/distributor we rely on were to discontinue producing dry thermal film, were to become unwilling to contract with us on competitive terms or were unable to supply dry thermal film in sufficient quantities to meet our requirements, our ability to compete in the thermal imaging marketplace could be impaired, which could adversely affect our financial performance.

Our success depends upon a limited number of key personnel.

Our success depends on attracting and retaining highly skilled professionals. A number of our employees are highly skilled engineers and other professionals. In addition, our success depends to a significant extent upon the abilities and efforts of the members of our senior management. If we fail to continue to attract and retain such professionals, our ability to compete in the industry could be adversely affected.

A general downturn in the U.S. economy in future periods may adversely affect our business.

The recent downturn in the economy, and any economic slowdown in future periods, could adversely affect our business in ways that we cannot predict. During times of economic slowdown, our customers may reduce their capital expenditures and defer or cancel pending projects. Such developments occur even among customers that are not experiencing financial difficulties. Any economic downturn may adversely affect the demand for oil and gas generally or cause volatility in oil and gas commodity prices and, therefore, adversely affect the demand for our services to the oil and gas industry and related service and equipment. It could also adversely affect the demand for consumer products, which could in turn adversely affect our thermal solutions business. To the extent these factors adversely affect other seismic companies in the industry, there could be an oversupply of products and services and downward pressure on pricing for seismic products and services, which could adversely affect us. Additionally, bankruptcies or financial difficulties among our customers could reduce our cash flows and adversely impact our liquidity and profitability.

Global capital and credit market issues could negatively affect our liquidity and increase our costs of borrowing.

United States and global credit markets have recently experienced significant dislocations and liquidity disruptions which have caused the spreads on prospective debt refinancings to widen considerably. These circumstances materially impacted liquidity in the debt markets, making financing terms for borrowers less attractive, and in certain cases have resulted in the unavailability of certain types of debt financing. Events affecting the credit markets have also had an adverse effect on other financial markets in the United States, which may make it more difficult or costly in the future for us to borrow additional funds. Our business could also be negatively impacted if our suppliers or customers experience disruptions resulting from tighter capital and credit markets or a slowdown in the general economy. Any of these risks could increase our interest expense, or impair our ability to fund our operations or expand our business, which could have a material adverse effect on our financial results.

We have a minimal disaster recovery program at the Pinemont facility

Due to its proximity to the Texas Gulf Coast, our Pinemont facility is annually subject to the threat of hurricanes, and the aftermath that follows. Hurricanes may cause, among other types of damage, the loss of electrical power for extended periods of time. If we lost electrical power at the Pinemont facility, or if a fire or other natural disaster occurred, we would be unable to continue our manufacturing operations during the power outage because we do not own a generator or any other back-up power source large enough to provide for our manufacturing power consumption needs. We have a backup generator to provide power for our information technology operations. Although we store our back-up data offsite, we do not maintain an alternative facility to run our information technology operations. Additionally, we do not have an alternative manufacturing or operating location in the United States. A significant disruption in our manufacturing and information technology operations could materially and adversely affect our business operations during an extended period of a power outage, fire or other natural disaster.

The credit agreement of our subsidiaries imposes restrictions on our business

Several of our subsidiaries are borrowers under a credit agreement with a bank. The credit agreement contains covenants and requires maintenance of certain financial ratios and tests, which impose restrictions on our business and on the business of our borrower-subsidiaries. We currently believe that the most restrictive covenant in the credit agreement is the consolidated cash flow coverage ratio. Our ability to comply with these restrictions may be affected by events beyond our control, including, but not limited to, prevailing economic, financial and industry conditions and continuing declines in our sales of products. The breach of any of these covenants or restrictions, as well as any failure to make a payment of interest or principal when due, could result in a default under the credit agreement. Such a default would permit our lender to declare amounts borrowed from it to be due and payable, together with accrued and unpaid interest, and the ability to borrow under the credit agreement could be terminated. If we are unable to repay debt to our lender, the lender could proceed against the collateral securing that debt. While we intend to seek alternative sources of cash in such a situation, there is no guarantee that any alternative cash source would be available, or would be available on terms favorable to us.

After this offering, we will continue to have a relatively small public float and our stock price may be volatile.

Before the sale of shares offered under this prospectus, we had approximately 4.7 million shares outstanding held by non-affiliates. Assuming the sale by the selling stockholder of all of its shares in the company offered under this prospectus, we would still only have approximately 6 million shares held by non-affiliates. Our small float has resulted in, and we expect that it will continue to result in, a relatively illiquid market for our common stock. Our daily trading volume for the year ended September 30, 2011 averaged approximately 55,000 shares. While we believe that our average daily trading volume may increase following the sale by the selling stockholder of its shares in the company offered under this prospectus, we do not expect that any such increase will significantly increase the liquidity of the market for our shares. Our small float and daily trading volumes have in the past caused, and could in the future result in, greater volatility of our stock price.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference statements concerning our future results and performance and other matters that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by those forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “intend,” “expect,” “plan,” “budget,” “forecast,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of such terms or other comparable terminology.

Examples of other forward-looking statements contained in this prospectus, including statements incorporated by reference in this prospectus, include statements regarding:

•	our expected revenues, operating profit and net income;

•	future growth rates and margins for certain of our products and services;

•	our future acquisitions and levels of capital expenditures;

•	the adequacy of our future liquidity and capital resources;

•	expectations of successfully marketing our products and services to our customers;

•	anticipated timing and success of commercialization;

•	capabilities of products and services under development;

•	future demand for seismic and thermal imaging equipment and services;

•	future seismic and thermal imaging industry fundamentals;

•	future oil and gas commodity prices;

•	future worldwide economic conditions;

•	our expectations regarding future mix of business and future asset recoveries;

•	our expectations regarding realization of deferred tax assets;

•	our beliefs regarding accounting estimates we make;

•	the result of pending or threatened disputes and other contingencies; and

•	proposed strategic alliances.

These forward-looking statements reflect our best judgment about future events and trends based on the information currently available to us. Our results of operations can be affected by the assumptions we make or by risks and uncertainties known or unknown to us, including those described under “Risk Factors.” Therefore, we cannot guarantee the accuracy of the forward-looking statements. Actual events and results of operations may vary materially from our current expectations and assumptions.

USE OF PROCEEDS

All of the shares of our common stock being offered pursuant to this prospectus are being offered by the selling stockholder. We will not receive any proceeds from the sale of those shares. We have been advised by the selling stockholder that it may use the proceeds received from any sales of the offered shares, among other things, to invest in the growth and expansion of affiliated companies, make one or more distributions to its parent company, OYO Corporation, or apply the proceeds for other general corporate purposes.

SELLING STOCKHOLDER

All 1,290,950 of the shares of common stock covered by this prospectus are owned by our largest stockholder, OYO Corporation U.S.A., which is referred to in this offering memorandum as the “selling stockholder.”

Prior to our initial public offering in 1997, we were a wholly-owned subsidiary of OYO Corporation, a Japanese corporation, through its wholly owned subsidiary OYO Corporation U.S.A. From 1997 until 2005, OYO Corporation U.S.A. owned 2,850,000 shares of our common stock, which represented approximately 51% of our then-outstanding shares of common stock. In 2005, OYO Corporation U.S.A. offered and sold 1,250,000 shares of our common stock thereby reducing its ownership to 1,600,000 shares. Subsequent sales from time to time since 2005 have reduced the selling stockholder’s ownership of our common stock to 1,290,950 shares, or approximately 20.3% of our issued and outstanding shares of common stock as of October 31, 2011. Assuming that the selling stockholder sells all of the shares of common stock to be offered under this prospectus, it will no longer hold any shares of our common stock.

This prospectus also covers any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

Mr. Takashi Kanemori, a member of our board of directors since 2009, has been a director of OYO Corporation since 2007 and a senior executive officer of OYO Corporation since 2009. Mr. Kanemori also holds positions as an officer in a number of OYO Corporation’s subsidiaries, including president of OYO Corporation U.S.A. Mr. Kanemori previously served as the president of OYO RMS Corporation, an affiliate of OYO Corporation, from 2001 through the end of March 2009.

Mr. Charles H. Still, a member of our board of directors since November 1997, is the Secretary of OYO Corporation U.S.A. and also serves in that position with respect to other subsidiaries of OYO Corporation U.S.A. As secretary, however, Mr. Still is not an executive officer of these entities. Further, Mr. Still’s limited activities in this role are, and always have been, solely administrative and clerical and do not involve, and have not involved, any policy-making functions or activities as would the functions of an officer.

Pursuant to a Master Sales Agreement that we entered into with OYO Corporation on October 23, 2007, and subsequently amended thereafter from time to time, we and OYO Corporation purchase products from one another at scheduled discounts of between 5% and 15% off the seller’s list prices. In addition, OYO Corporation purchases some printhead-related products from other Japanese corporations and then resells those products to us. For its service and assistance in these transactions, OYO Corporation typically marks up its cost by 10% or less. The Master Sales Agreement is terminable by us or OYO Corporation upon 15 days’ notice. We believe that by purchasing these printhead-related products through OYO Corporation, we receive a more favorable price than we could if we were to negotiate directly for such purchases. In fiscal year 2010, we sold approximately $0.8 million of products to OYO Corporation and its affiliates (other than us and our subsidiaries) and we purchased approximately $0.1 million of products from OYO Corporation and its affiliates (other than us and our subsidiaries) (including the products covered by the Master Sales Agreement).

PLAN OF DISTRIBUTION

All shares of common stock being offered under this prospectus are being offered on behalf of the selling stockholder.

The shares offered by this prospectus may be sold from time to time by or for the account of the selling stockholder pursuant to this prospectus or pursuant to Rule 144 under the Securities Act. Sales of shares pursuant to this prospectus may be made on NASDAQ, in the over-the-counter market or otherwise at prices and on terms then prevailing or at prices related to the then current market price (in each case as determined by the selling stockholder). Sales may be made directly or through agents designated from time to time, or through dealers or underwriters to be designated or in negotiated transactions.

The shares may be sold by any one or more of the following methods:

•	through a firm commitment or best efforts underwriting,

•

through a block trade (which may involve crosses) in which the seller’s broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

•	through purchases by a broker or dealer as principal and resale by the broker or dealer for their account pursuant to this prospectus,

•	through exchange distributions and/or secondary distributions in accordance with the rules of NASDAQ,

•	through ordinary brokerage transactions and transactions in which the broker solicits purchasers,

•	through privately negotiated transactions,

•	through put or call option transactions,

•	through short sales, or

•	through any other method permitted by applicable law.

At the time a particular offer of shares is made, to the extent required by applicable law, we will add a supplement to this prospectus to disclose the following information about any particular offering:

•	the number of shares to be sold,

•	the name or names of any underwriters, agents or broker-dealers making a sale of shares,

•	the purchase price, and

•	any applicable commissions or discounts or other similar amounts.

Any selling agents, underwriter or broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholder, from purchasers of shares for whom they act as agents, or from both sources. That compensation may be in excess of customary commissions.

The selling stockholder and any broker-dealers, agents and underwriters that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with the sales. Any commissions, and any profit on the resale of shares, received by the selling stockholder and any such broker-dealers, agents or underwriters may be deemed to be underwriting discounts and commissions. We have been advised by the selling stockholder that it has not, as of the date of this prospectus, entered into any binding agreement with any agent, broker, dealer or underwriter for the sale of the shares, but understand that the selling stockholder has had conversations with representatives of securities firms contemplating a possible firm commitment underwriting for all or a portion of the shares covered by this prospectus. To the extent required, the names of the specific underwriters, if any, as well as other important information, will be set forth in prospectus supplements. In that event, the discounts and commissions the selling stockholders will allow or pay to the underwriters, if any, and the discounts and commissions the underwriters may allow or pay to dealers or agents, if any, will be set forth in, or may be calculated from, the prospectus supplements. Any underwriters, brokers, dealers and agents who participate in any sale of the securities may also engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses. We may indemnify underwriters, brokers, dealers and agents against specific liabilities, including liabilities under the Securities Act.

The selling stockholder will pay all costs and expenses incurred in connection with the registration and offering of the shares under this prospectus. The selling stockholder will also be responsible for any commissions, underwriting discounts or similar charges on the sale of shares under this prospectus.

DESCRIPTION OF CAPITAL STOCK TO BE REGISTERED

The class of securities offered under this prospectus is our common stock, which has been registered pursuant to Section 12 of the Exchange Act.

DIVIDEND POLICY

Since our initial public offering in 1997, we have not paid dividends, and we do not intend to pay cash dividends on our common stock in the foreseeable future. We presently intend to retain our earnings for use in our business, with any future decision to pay cash dividends dependent upon our growth, profitability, financial condition and other factors our board of directors may deem relevant. Our existing credit agreement also has covenants that materially limit our ability to pay dividends. For a discussion of our credit agreement, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources” contained in our most recent Annual Report on Form 10-K.

LEGAL MATTERS

Fulbright & Jaworski L.L.P., Houston, Texas, has passed on certain legal matters with respect to the shares of common stock offered hereunder. Charles H. Still, Of Counsel to Fulbright & Jaworski L.L.P., is a director of the company. Any underwriters will be advised about other issues relating to any offering in which they participate by their own legal counsel.

EXPERTS

The consolidated financial statements of OYO Geospace Corporation and subsidiaries as of September 30, 2010 and 2009, and for each of the three fiscal years in the period ended September 30, 2010, and the effectiveness of OYO Geospace Corporation and its subsidiaries’ internal control over financial reporting as of September 30, 2010 incorporated herein by reference, have been audited by UHY LLP, an independent registered public accounting firm, as set forth in their reports thereon and are incorporated in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the shares being offered under this prospectus. This prospectus, which is included in the registration statement, does not contain all of the information in the registration statement. For further information regarding the company and our common stock, please see the registration statement and our other filings with the Securities and Exchange Commission, including our annual, quarterly and current reports and proxy statements, which you may read and copy at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our filings with the Securities and Exchange Commission are also available to the public on the Securities and Exchange Commission’s Internet website at http://www.sec.gov. Our Internet website address is http://www.oyogeospace.com.

We furnish holders of our common stock with annual reports containing financial statements audited by our independent auditors in accordance with generally accepted accounting principles following the end of each fiscal year. We file reports and other information with the Securities and Exchange Commission pursuant to the reporting requirements of the Exchange Act.

Our common stock is listed on NASDAQ and we are required to file reports, proxy statements and other information with NASDAQ. You may read any document we file with NASDAQ at the offices of The NASDAQ Stock Market, Inc. which is located at 9600 Blackwell Road, Rockville, MD 20850.

Descriptions in this prospectus of documents are intended to be summaries of the material, relevant portions of those documents, but may not be complete descriptions of those documents. For complete copies of those documents, please refer to the exhibits to the registration statement and other documents filed by us with the Securities and Exchange Commission.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information we have filed with the Securities and Exchange Commission, which means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus and later information that we file with the Securities and Exchange Commission will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering under this shelf registration, you should always check for reports we may have filed with the Securities and Exchange Commission after the date of this prospectus. We incorporate by reference into this prospectus the documents listed below, including the exhibits thereto, and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the applicable offering under this prospectus and any applicable prospectus supplement is terminated, other than information furnished to the Securities and Exchange Commission under Item 2.02 or 7.01 of Form 8-K and which is not deemed filed under the Exchange Act and is not incorporated in this prospectus:

•	Our Annual Report on Form 10-K for our fiscal year ended September 30, 2010, filed with the Securities and Exchange Commission on December 10, 2010.

•	Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2010 filed with the Securities and Exchange Commission on February 4, 2011.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the Securities and Exchange Commission on May 6, 2011.

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the Securities and Exchange Commission on August 5, 2011.

•	Our Current Reports on Form 8-K filed with the Securities and Exchange Commission on January 4, 2011, March 1, 2011, March 8, 2011, and July 7, 2011.

•	The description of our common stock contained in our Registration Statement on Form 8-A12B, filed with the Securities and Exchange Commission on November 12, 1997.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide, without charge, to each person to whom a copy of this prospectus has been delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than certain exhibits to such documents not specifically incorporated by reference). Requests for such copies should be directed to:

OYO Geospace Corporation

7007 Pinemont Drive

Houston, Texas 77040-6601

(713) 986-4444

Attention: Corporate Secretary

1,122,565 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.

Credit Suisse

Global Hunter Securities

Pritchard Capital Partners, LLC

Simmons & Company

International